Condensed Consolidated Interim Financial Statements
(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Three and six months ended June 30, 2011, and 2010

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

	June 30,	December 31,
	2011	2010
Assets

Current assets:
Cash and cash equivalents	$40,290	$51,937
Short-term investments	11,287	22,508
Trade and other receivables	16,328	11,614
Inventories (note 5)	18,138	12,382
Prepaid expenses and other current assets	1,021	957
Total current assets	87,064	99,398

Property, plant and equipment (note 6)	36,743	36,945
Intangible assets (note 7)	2,612	2,975
Goodwill	48,106	48,106
Investments (note 8)	773	673
Long-term trade receivables	1,596	1,596
Other long-term assets	193	334
Total assets	$177,087	$190,027

Liabilities

Current liabilities:
Bank operating line (note 9)	$3,263	$-
Trade and other payables (note 10)	22,071	21,885
Provisions (note 11)	9,246	10,019
Deferred revenue	3,643	2,506
Current portion of finance lease liability	1,009	681
Total current liabilities	39,232	35,091

Finance lease liability	15,018	13,354
Deferred gain	5,881	5,947
Provisions and other long-term liabilities (note 11)	7,175	6,052
Total liabilities	67,306	60,444

Equity:
Share capital (note 12)	838,330	836,245
Treasury shares (note 12)	(321)	(670)
Contributed surplus (note 12)	288,011	289,444
Accumulated deficit	(1,013,844)	(995,023)
Accumulated other comprehensive loss	(65)	-
Total equity attributable to equity holders	112,111	129,996
Dantherm Power A/S non-controlling interests	(2,330)	(413)
Total equity	109,781	129,583
Total liabilities and equity	$177,087	$190,027

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

The financial statements for the three and six months ended June 30, 2011 and 2010 have not been reviewed by the Corporation’s auditors.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Revenues:
Product and service revenues	$19,112	$15,526	$34,411	$27,408
Cost of product and service revenues	15,797	14,200	28,603	24,312
Gross margin	3,315	1,326	5,808	3,096

Operating expenses:
Research and product development	6,814	7,523	14,112	15,523
General and administrative	3,106	3,104	7,152	6,183
Sales and marketing	2,626	2,349	5,078	4,151
Total operating expenses	12,546	12,976	26,342	25,857

Results from operating activities	(9,231)	(11,650)	(20,534)	(22,761)
Finance income (loss) and other	(49)	(102)	110	(58)
Finance expense	(300)	(206)	(592)	(292)
Net finance income (loss)	(349)	(308)	(482)	(350)
Gain on sale of assets (note 6)	413	24	424	3,329
Loss before income taxes	(9,167)	(11,934)	(20,592)	(19,782)
Income taxes	42	-	155	3
Net loss for period	(9,209)	(11,934)	(20,747)	(19,785)
Foreign currency translation differences	(202)	-	(125)	-
Comprehensive loss for period	$(9,411)	$(11,934)	$(20,872)	$(19,785)

Net loss attributable to:
Ballard Power Systems Inc. for period	$(8,679)	$(10,661)	$(18,890)	$(17,225)
Dantherm Power A/S non-controlling interest for period	(530)	(1,273)	(1,857)	(2,560)
Net loss for period	$(9,209)	$(11,934)	$(20,747)	$(19,785)

Comprehensive loss attributable to:
Ballard Power Systems Inc. for period	$(8,784)	$(10,661)	$(18,955)	$(17,225)
Dantherm Power A/S non-controlling interest for period	(627)	(1,273)	(1,917)	(2,560)
Comprehensive loss for period	$(9,411)	$(11,934)	$(20,872)	$(19,785)

Basic and diluted loss per share attributable to
Ballard Power Systems Inc.	$(0.10)	$(0.13)	$(0.22)	$(0.20)
Weighted average number of common shares
outstanding	84,456,173	84,126,839	84,331,669	84,069,940

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC. Consolidated Statement of Changes in Equity Unaudited (Expressed in thousands of U.S. dollars except per share amounts and number of shares)

	Ballard Power Systems Inc. equity						Dantherm
							Power A/S
						Accumulated
						other	Non-
	Number of	Share	Treasury	Contributed	Accumulated	comprehensive	controlling
	shares	capital	shares	surplus	deficit	loss	interests	Total equity
Balance, December 31,
2010	84,148,465	$836,245	$(670)	$289,444	$(995,023)	$-	$(413)	$129,583
Net loss	-	-	-	-	(18,890)	-	(1,857)	(20,747)
Foreign currency	-	-	-	-	-	(65)	(60)	(125)
translation for foreign
operations
Purchase of treasury	-	-	(135)	-	-	-	-	(135)
shares
RSUs redeemed	373,410	2,037	484	(3,409)	69	-	-	(819)
Options exercised	25,834	48	-	(8)	-	-	-	40
Share distribution plan	-	-	-	1,984	-	-	-	1,984
Balance, June 30, 2011	84,547,709	$838,330	$(321)	$288,011	$(1,013,844)	$(65)	$(2,330)	$109,781

	Ballard Power Systems Inc. equity						Dantherm
							Power A/S
						Accumulated
						other	Non-
	Number of	Share	Treasury	Contributed	Accumulated	comprehensive	controlling
	shares	capital	shares	surplus	deficit	loss	interests	Total equity
Balance, January 1, 2010	83,973,988	$835,565	$(207)	$285,814	$(963,582)	$-	$-	$157,590
Acquisition of Dantherm	-	-	-	-	-	-	3,543	3,543
Power
Net loss	-	-	-	-	(17,225)	-	(2,560)	(19,785)
Non-dilutive financing	-	-	-	(10)	-	-	-	(10)
Purchase of treasury	-	-	(286)	-	-	-	-	(286)
shares
RSUs redeemed	84,896	464	98	(699)	(21)	-	-	(158)
Options exercised	68,325	131	-	(44)	-	-	-	87
Share distribution plan	-	-	-	1,359	-	-	-	1,359
Balance, June 30, 2010	84,127,209	$836,160	$(395)	$286,420	$(980,828)	$-	$983	$142,340

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

	Six months ended June 30,
	2011	2010
Cash provided by (used for):
Operating activities:
Net loss for the period	$(20,747)	$(19,785)
Items not affecting cash:
Compensatory shares	2,021	1,345
Employee future benefits	(325)	20
Depreciation and amortization	3,118	2,842
Unrealized loss on forward contracts	78	275
Gain on sale of assets (note 6)	(424)	(3,311)
	(16,279)	(18,614)
Changes in non-cash working capital:
Trade and other receivables	(4,207)	(1,761)
Inventories	(5,634)	(5,410)
Prepaid expenses and other current assets	(144)	13
Trade and other payables	(1,818)	(1,083)
Deferred revenue	1,132	(425)
Accrued warranty liabilities	(684)	926
	(11,355)	(7,740)
Cash used by operating activities	(27,634)	(26,354)
Investing activities:
Net decrease in short-term investments	11,221	16,726
Additions to property, plant and equipment	(2,788)	(1,638)
Proceeds on sale of property, plant and equipment	3,585	19,981
Payment of accrued monetization costs	-	(1,446)
Distributions from (investments in) associated companies (note 8)	(100)	9
Long-term liabilities	-	39
Business acquisition including cash acquired	-	1,272
	11,918	34,943
Financing activities:
Non-dilutive financing	-	(10)
Purchase of treasury shares	(135)	(286)
Payment of finance lease liabilities	(365)	(627)
Bank operating line (note 9)	3,263	-
Net proceeds on issuance of share capital	40	87
Proceeds on issuance of convertible debenture from Dantherm Power A/S	1,193	332
non-controlling interests
	3,996	(504)

Effect of exchange rate fluctuations on cash and cash equivalents held	73	-

Increase (decrease) in cash and cash equivalents	(11,647)	8,085
Cash and cash equivalents, beginning of period	51,937	43,299
Cash and cash equivalents, end of period	$40,290	$51,384

Supplemental disclosure of cash flow information (note 14)
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (back-up power and distributed generation) markets. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. Our technology is based on proton exchange membrane (“PEM”) fuel cells.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three and six months ended June 30, 2011 comprise the Corporation and its subsidiaries.

2. Basis of preparation:

(a) Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. These are the Corporation’s International Financial Reporting Standards (“IFRS”) condensed consolidated interim financial statements for part of the period covered by the first IFRS annual financial statements and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Corporation is provided in note 16. This note includes reconciliations of equity and total comprehensive income for comparative periods reported under previous Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to those reported for those periods under IFRS.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2. Basis of preparation (cont’d):

(b) Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:
  Financial instruments classified as fair value through profit or loss and available for sale are measured at fair value;

  Derivative financial instruments are measured at fair value;

  Employee future benefit plan assets are measured at fair value, determined directly by reference to quoted market prices; and
(c) Functional and presentation currency:

The functional and presentation currency of the Corporation is the U.S. dollar.

(d) Use of estimates and judgments:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Corporation’s management to make judgments, estimates and assumptions that affect the amounts reported in these condensed consolidated interim financial statements and notes. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring management to make estimates include revenue recognition, product warranty obligations, the net realizable value of inventory, valuation of investments, recoverability of intangibles and goodwill, and employee future benefits. These estimates and judgments are further discussed in note 4.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies:

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s interim financial statements for the three months ended March 31, 2011.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

4. Critical accounting estimates and judgments:

The preparation of the consolidated financial statements requires the Corporation’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results may differ from those estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. The estimates and assumptions critical to the determination of carrying value of assets and liabilities are discussed below:

(a) Revenue:

Revenues under certain contracts for product and engineering development services, provide for receipt of payment based on achieving defined milestones or on the performance of work under product development programs. Revenues are recognized on a percentage-of-completion basis over the duration of the contract. Changes in management’s estimated costs to complete a contract may result in an adjustment to previously recognized revenues.

(b) Warranty Provision:

In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4. Critical accounting estimates and judgments (cont’d):

(c) Inventory:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate impairment amount for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an impact on the value of inventory on hand, appropriate adjustments are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

(d) Goodwill:

The values associated with goodwill involve significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, and asset lives. At least annually, the carrying value of goodwill is reviewed for potential impairment. Among other things, this review considers the fair value of the cash-generating units based on discounted estimated future cash flows. These significant estimates require considerable judgment, which could affect the Corporation’s future results if the current estimates of future performance and fair values change.

(e) Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, salary escalation, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5. Inventories

Write-downs of inventories and reversals of write-downs are included in either cost of product and service revenues or research and product development expense, depending on the nature of inventory. During the three and six months ended June 30, 2011, the write-down of inventories to net realizable value amounted to $199,000 and $151,000 (2010 - $136,000 and $430,000) respectively. There were no reversals of write-downs during the three and six months ended June 30, 2011 and 2010.

6. Property, plant and equipment:

In June 2011, the Corporation completed a sale and leaseback agreement whereby the Corporation sold certain property, plant and equipment in return for gross cash proceeds of $1,922,000. The Corporation then leased the assets back for a term of 5 years. On the closing of the transaction, the Corporation recorded a deferred gain of $150,000, which will be recognized to income on a straight-line basis over the term of the 5-year lease. The lease transaction qualifies as a finance lease. As a result, on the closing of the transaction, the Corporation recorded assets under finance lease and a corresponding obligation under finance lease of $1,906,000.

At June 30, 2011, the net carrying value of the Corporation’s leased assets including those previously acquired was $14,855,000 (December 31, 2010 - $13,483,000).

In March 2011, the Corporation completed a sub-lease agreement with Daimler AG (“Daimler”) for the rental of 21,000 square feet of surplus production space in the Corporation’s specialized fuel cell manufacturing facility. As part of the sub-lease agreement, certain production and test equipment with a net book value of $471,000 were sold to Daimler in advance of the sub-lease for cash proceeds of $1,639,000. At June 30, 2011, selling costs of $77,000 were incurred to-date and estimated additional costs of $691,000 were accrued against the disposition. As a result, a $400,000 gain on sale of assets was recognized from the transaction. The remaining $13,000 and $24,000 gain on sale of assets recognized during the three and six months ended June 30, 2011 respectively relates to other miscellaneous asset dispositions.

7. Intangible assets:

Amortization and impairment losses of fuel cell technology and development costs are allocated to research and product development in comprehensive loss. For the three and six months ended June 30, 2011, amortization of $181,000 and $363,000 (2010 - $167,000 and $326,000) respectively, was recorded. There were no impairment losses during the three and six months ended June 30, 2011 and 2010.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

8. Investments:

Investments are comprised of the following:

	June 30, 2011		December 31, 2010
	Amount	Percentage	Amount	Percentage
		ownership		ownership
Chrysalix Energy Limited Partnership	$763	15.0%	$663	15.0%
Other	10		10
	$773		$673

Chrysalix Energy Limited Partnership (“Chrysalix”) is accounted for as an available-for-sale financial asset and recorded at fair value.

During the three and six months ended June 30, 2011, the Corporation made additional investments of nil and $102,000 in Chrysalix respectively ($21,000 during both the respective periods in 2010). The investment was offset by cash distributions from Chrysalix of $2,000 during the three and six months ended June 30, 2011 ($32,000 during both the respective periods in 2010).

9. Bank facilities:

In June 2011, the Corporation entered into a demand revolving facility (“Bank Operating Line”) in which an operating line of credit of up to CDN $10,000,000 was made available to be drawn upon by the Corporation. The Bank Operating Line is utilized to assist in financing short-term working capital requirements of the business. Outstanding amounts are charged interest at the bank’s prime rate minus 0.50% per annum and are repayable on demand by the bank. During the three and six months ended June 30, 2011, the Corporation was advanced $3,400,000 under the bank operating line of which $137,000 was repaid during the period. At June 30, 2011, $3,263,000 was outstanding on the Bank Operating Line.

The Corporation also has a CDN $4,500,000 capital leasing facility (“Leasing Facility”) which is utilized to finance the acquisition and lease of operating equipment (note 6). Interest is charged on outstanding amounts at the bank’s prime rate per annum and is repayable on demand by the bank. At June 30, 2011, $3,603,000 was outstanding on the Leasing Facility which is included in the finance lease liability. The remaining $12,424,000 finance lease liability relates to the lease of the Corporation’s head office building.

Both the Bank Operating Line and Leasing Facility are secured by a hypothecation of the Corporation’s cash, cash equivalents and short-term investments.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

10. Trade and other payables:

	June 30,	December 31,
	2011	2010
Trade accounts payable	$11,868	$8,453
Other liabilities	3,707	3,919
Compensation payable	6,017	9,159
Taxes payable	479	354
	$22,071	$21,885

11. Provisions and other long-term liabilities:

	June 30,	December 31,
	2011	2010
Legal and other	$606	$1,371
Restructuring charges	752	78
Accrued warranty obligation	7,888	8,570
Current	$9,246	$10,019

Employee defined benefit plans	$2,625	$2,950
Decommissioning liabilities	3,245	3,102
Convertible debenture in Dantherm	1,305	-
Power A/S
Non-current	$7,175	$6,052

A provision for decommissioning liabilities has been recorded for the Corporation’s leased locations and is related to site restoration obligations at the end of the lease term. Due to the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. The Corporation has determined a range of reasonable possible outcomes of the total costs, which range from $3,320,000 to $5,290,000. In determining the fair value of the decommissioning liabilities, the estimated cash flows have been discounted at 3% per annum, resulting in an estimated future liability of $4,100,000. The obligation will be settled at the end of the term of the operating lease, which extends to 2019. The provision has increased during the period due to accretion costs.

The convertible debenture relates to financing to Dantherm Power by the non-controlling partners and is redeemable at the option of Dantherm Power subject to approval by all convertible debenture holders on or after January 1, 2013 including interest which is accrued at 12%. Prior to December 31, 2013 (the “Maturity Date”), the convertible debenture holders may elect to convert all or part of the debenture into shares of Dantherm Power at a conversion price equal to DKK 3.40 per share. The Maturity Date may be extended to December 31, 2014 with approval of the subscribers.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12. Share-based payment:

Share options

As at June 30, 2011 and 2010, options to purchase 7,648,569 and 6,709,947 common shares, respectively, were outstanding. During the three and six months ended June 30, 2011, compensation expense of $492,000 and $921,000 was recorded in net income respectively based on the grant date fair value of the awards recognized over the vesting period ($387,000 and $779,000 during the respective periods in 2010).

During the three and six months ended June 30, 2011, options to purchase nil and 1,669,369 (2010 – 200,000 and 1,628,237) common shares were granted with a weighted average fair value of nil and $1.20 (2010 - $0.98 and $1.24), respectively. The granted options vest annually over three years.

The fair values of the options granted during the period were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Expected life	N/A	5 years	5 years	5 years
Expected dividends	N/A	Nil	Nil	Nil
Expected volatility	N/A	65%	64%	65%
Risk-free interest rate	N/A	3%	3%	3%

Restricted Share Units

As at June 30, 2011 and 2010, 1,455,717 and 1,901,863 restricted share units (“RSUs”), respectively, were outstanding. During the three and six months ended June 30, 2011, nil and 628,855 (2010 – 128,307 and 879,165) RSUs were issued and compensation expense of $428,000 and $1,063,000 (2010 - $633,000 and $580,000) was recorded in net income respectively. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria.

During the three and six months ended June 30, 2011, the Corporation repurchased nil and 80,211 (2010 – 80,212 and 109,455) common shares for cash consideration of nil and $135,000 (2010 - $217,000 and $286,000) through the trust established for the purpose of funding RSU grants under the Corporation’s market purchase RSU plan. During the three and six months ended June 30, 2011, 62,712 and 371,626 RSUs vested under the market purchase RSU plan and 62,712 and 239,737 common shares were issued from the trust respectively. During the three and six months ended June 30, 2010, 38,991 RSUs vested under the market purchase plan and 38,991 common shares were issued from the trust. As at June 30, 2011, the Corporation held 159,089 shares as treasury shares.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12. Share-based payment (cont’d):

Deferred Share Units

As at June 30, 2011 and 2010, 290,797 and 316,152 deferred share units (“DSUs”) were outstanding respectively. During the three and six months ended June 30, 2011 and 2010, no DSUs were issued and no compensation expense was recorded in net income.

13. Related party transactions:

Related parties include Dantherm A/S and Danfoss Ventures A/S, the non-controlling shareholders of the Corporation’s subsidiary, Dantherm Power A/S. Revenues and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices.

14. Supplemental disclosure of cash flow information:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Non-cash financing and investing activities:
Compensatory shares	$1,489	$-	$2,039	$464
Assets acquired under finance	$1,906	$-	$1,906	$12,180
lease (note 6)

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15. Segmented financial information:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Total revenues
Fuel Cell Products	$8,739	$6,417	$15,712	$11,414
Contract Automotive	4,856	3,014	8,018	4,614
Material Products	5,517	6,095	10,681	11,380
	$19,112	$15,526	$34,411	$27,408
Segment income (loss) for
the period (1)
Fuel Cell Products	$(1,990)	$(5,103)	$(3,091)	$(8,581)
Contract Automotive	972	559	1,540	814
Material Products	2,629	2,814	3,188	4,612
Total	1,611	(1,730)	1,637	(3,155)

Corporate amounts
Research and product	(5,110)	(4,467)	(9,941)	(9,272)
development
General and administrative	(3,106)	(3,104)	(7,152)	(6,183)
Sales and marketing	(2,626)	(2,349)	(5,078)	(4,151)
Net finance loss	(349)	(308)	(482)	(350)
Gain on sale of assets	413	24	424	3,329
Loss before income taxes	$(9,167)	$(11,934)	$(20,592)	$(19,782)
(1) Research and product development costs directly related to segments are included in segment income (loss) for the period.

16. Transition to IFRS:

The Corporation transitioned to IFRS, as at January 1, 2010. These consolidated financial statements have been prepared in accordance with the accounting policies as described in note 3 of the Corporation’s interim consolidated financial statements for the three months ended March 31, 2011.

In accordance with IFRS 1 the Corporation has applied certain optional and mandatory exemptions applicable for first time adopters which are described in note 16 of the Corporation’s interim consolidated financial statements for the three months ended March 31, 2011. The Corporation also identified certain accounting differences between Canadian GAAP and IFRS. The following are explanations and reconciliations of how the transition from Canadian GAAP to IFRS has affected the Corporation’s financial position and financial performance.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16. Transition to IFRS (cont’d):

(i) Reconciliations of Canadian GAAP to IFRS:

Reconciliation of shareholder’s equity from Canadian GAAP to IFRS as at:

		June 30, 2010
Shareholders’ equity under Canadian GAAP		$140,367
Differences:
Decommissioning liabilities	a	(1,225)
Sale and leaseback gain on operating lease	d	3,198
Total equity under IFRS		$142,340

Reconciliation of comprehensive loss from Canadian GAAP to IFRS for the period ended:

		Three months ended	Six months ended
		June 30, 2010	June 30, 2010
Net loss and comprehensive loss under Canadian GAAP		$(12,124)	$(23,456)
Differences:
Decommissioning liabilities	a	137	105
Share-based payments	b	107	368
Sale and leaseback gain on operating lease	d	(54)	3,198
Total net loss and comprehensive loss under IFRS		$(11,934)	$(19,785)

The following is a summary of the effects of the differences between IFRS and Canadian GAAP on the Corporation’s accounting policies, statement of financial position, and statement of comprehensive income for periods previously reported under Canadian GAAP subsequent to the Transition Date to IFRS. The adoption of IFRS did not change the Corporation’s actual cash flows, but has resulted in changes to the Corporation’s statements of financial position and comprehensive loss.

(a) Decommissioning liabilities

Under both Canadian GAAP and IFRS, the Corporation is required to determine a best estimate of asset retirement obligations (termed decommissioning liabilities under IFRS) for all of the Corporation’s facilities. Under IFRS, the liability is measured by applying the risk-free discount rate to the estimated total cost of decommissioning each reporting period whereas under Canadian GAAP the liability was measured using a company-specific discount rate. As a result of the application of a lower discount rate under IFRS, adjustments to increase provisions and other long-term liabilities and property, plant and equipment were recorded by the Corporation.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16. Transition to IFRS (cont’d):

(i) Reconciliations of Canadian GAAP to IFRS (cont’d):

(a) Decommissioning liabilities (cont’d)

The impact arising from the change is summarized as follows:

Consolidated statement of financial position	June 30, 2010
Increase to property, plant and equipment	$286
Increase to provisions and other long-term liabilities	(1,511)
Increase to accumulated deficit	$(1,225)

	Three months ended	Six months ended
Consolidated statement of comprehensive income	June 30, 2010	June 30, 2010
Increase to cost of product and service revenues	$(10)	$(29)
Increase (decrease) to finance income	(43)	18
Decrease to finance expense	190	116
Decrease to net loss and comprehensive loss	$137	$105

(b) Share-based payments

Under Canadian GAAP, the Corporation values stock-based compensation that vests in tranches as a single grant. IFRS requires that each share-based compensation tranche be valued as a separate grant with a separate vesting date. Therefore under IFRS, the fair value of each share-based compensation tranche will be amortized over each tranche’s vesting period instead of recognizing the entire award on a straight-line basis over the term of the grant. As a result of this difference, the Corporation has recorded a charge to contributed surplus for unvested stock-based compensation awards. The impact arising from the change is summarized as follows:

Consolidated statement of financial position	June 30, 2010
Increase to contributed surplus	$(936)
Increase to accumulated deficit	$(936)

	Three months ended	Six months ended
Consolidated statement of comprehensive income	June 30, 2010	June 30, 2010
Increase to cost of product and service revenues	$(19)	$(15)
Decrease to research and product development	29	153
Decrease to general and administrative	106	224
Decrease (increase) to sales and marketing	(9)	6
Decrease to net loss and comprehensive loss	$107	$368

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16. Transition to IFRS (cont’d):

(i) Reconciliations of Canadian GAAP to IFRS (cont’d):

(c) Accumulated other comprehensive loss

The Corporation has elected to reset its historical cumulative translation loss to nil at the Transition Date and therefore the Corporation has recorded a charge to accumulated deficit in the IFRS opening statement of financial position. The impact arising from the change is summarized as follows:

Consolidated statement of financial position	June 30, 2010
Decrease to accumulated other comprehensive loss	$(236)
Increase to accumulated deficit	$(236)

(d) Accelerated recognition of sale and leaseback gains

Under Canadian GAAP, sale and leaseback gains are deferred and amortized over the term of the lease when the leaseback is classified as an operating lease. Under IFRS, such gains may be recognized upfront if the sale and leaseback transaction results in an operating lease, and is undertaken at fair value. As a result of this difference, the land component of the March 2010 sale and leaseback of the Corporation’s head office building has been determined to meet the IFRS criteria to be treated as an operating lease. The unamortized portion of the deferred gain attributed to the land leaseback has been recognized in 2010 net income and the related deferred gain derecognized in 2010. The impact arising from the change is summarized as follows:

Consolidated statement of financial position	June 30, 2010
Decrease to deferred gain	$3,198
Decrease to accumulated deficit	$3,198

	Three months ended	Six months ended
Consolidated statement of comprehensive income	June 30, 2010	June 30, 2010
Increase to research and product development	$(54)	$(73)
Increase to gain on sale of assets	-	3,271
Decrease (increase) to net loss and comprehensive loss	$(54)	$3,198